LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net

August 19, 2005

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Ready Mix, Inc. Amendment Number 4 to Form S-1 File Number 333-122754
Attn:	Brigitte Lippmann Division of Corporation Finance Mail Stop 0510

Dear Ms. Lippman:

        On behalf of Ready Mix, Inc. (the "Company"), we are filing herewith Amendment Number 4 to the Company's Registration Statement on Form S-1. We have responded to the Staff's telephone comments as follows:

        1.     We have revised the "Principal Shareholders" table to reflect Meadow Valley Corporation's ownership of 2,025,000 shares of the Company's common stock.

        2.     We have revised the legal opinion of Gary A. Agron to cover the issuance by the Company of up to 1,782,500 shares of its common stock.

        In accordance with our telephone conversations, we have also revised the Registration Statement throughout to reflect an increase of 200,000 shares in the total number of shares to be offered. Accordingly, including the overallotment option, we are registering 1,782,500 shares.

        In order to reflect the increased number of shares offered, we have revised the underwriting documents and included the amendment thereto as part of our exhibits.

        Finally, we have included new consents from the two auditors.

        We understand that the underwriter will be forwarding, by separate letter, the underwriter's representations that it will advise all purchasers of the increase in number of shares offered and any other material changes in the Prospectus.

Very truly yours,

Gary A. Agron

GAA/jp

Enclosures

[LADENBURG THALMANN LOGO]

August 19, 2005

Bridgette Lippman
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

  Re:
  Ready Mix, Inc. Amendment No. 4 to Form S-1
  File No.: 333-122754

Dear Ms. Lippman:

        In connection with the filing by Ready Mix, Inc. of Amendment No. 4 to Form S-1, we represent that we will advise all purchasers of any increase in the number of shares being offered and any other material changes to the prospectus.

Very truly yours,
LADENBURG THALMANN CO. INC. WUNDERLICH SECURITIES INC.
By:	Ladenburg Thalmann Co. Inc.
	By:	/s/ SALVATORE GIARDINA Name: Salvatore Giardina Title: Executive Vice President & Chief Financial Officer